Exhibit 27

                              [AMP Letterhead]


 August 27, 1998


 [Shareholder]

 Dear [Shareholder]:


 On Thursday, August 20, the AMP Board of Directors rejected AlliedSignal's unsolicited tender offer of $44.50 per share. Our Board determined that the offer is inadequate and does not reflect the value of AMP Incorporated. We are convinced that shareholder value is best served by the implementation of our profit improvement program which was first announced in June.

 Since August 20, when I was appointed Chairman and Chief Executive Officer, we have lost no time in moving forward with this strategic program. In fact, we are accelerating its implementation with a renewed spirit and absolute determination. Our profit improvement program is a "front-end-loaded" realistic plan, promising significant results beginning in the fourth quarter. I met with my senior management team on Sunday, August 23, and I want you to know that all of us are confident that we can successfully execute this plan and deliver greater value than AlliedSignal's inadequate bid.

 In addition, I have asked our financial advisors to explore other ways to enhance shareholder value in the nearer term while we aggressively pursue our business strategy. I truly believe we are on the right course, and that your interests are best served by giving us the opportunity to execute our plans.

 I look forward to discussing with you over the next several weeks the details of our plan and our specific blueprint for its successful and rapid implementation.

 Sincerely,


 Robert Ripp
 Chairman and Chief Executive Officer



 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations) and Mary Rakoczy (Manager, Shareholder Services). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the AlliedSignal Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning CSFB. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In the normal course of its business, CSFB regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB and its associates having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of August 19, 1998, CSFB had a net long position of 124,466 shares of AMP common stock.